UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012 (Report No. 9)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Update on Employee Retention Plan

On July 22, 2012, the Board of Directors approved, following approvals of the Compensation and Audit Committees, the previously announced grants of options to the Company's employees to purchase 2,995,150 ordinary shares of the Company, representing, as of July 20, 2012, approximately 9.4% of the issued and outstanding ordinary shares of the Company on a post-issuance basis.

The stock options were granted under the Company's equity incentive plan, and have an exercise price equal to the closing price preceding the date of grant by the Board of Directors, i.e., an exercise price of $0.23 per share.

The stock options granted are exercisable for seven years following the date of grant and are subject to a two-year vesting period, with 12.5% of vesting each quarter. The grants of stock options to vice presidents of the Company would be subject to acceleration of 50% of his or her unvested options at that time if (i) the Company undergoes a change of control and (ii) he or she is terminated within six (6) months thereafter.

Mr. Tamir, the President and a director of the Company, and Mr. Paneth, the CEO and a director of the Company, were not granted with any stock options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                ORCKIT COMMUNICATIONS LTD.

Date: July 23, 2012                                                                By:/s/ Izhak Tamir
Izhak Tamir
President